Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the period ended
June 30, 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following Management’s Discussion and Analysis (MD&A) dated July 16, 2008 should be read in conjunction with the audited financial statements and accompanying amended and restated MD&A for the year ended December 31, 2007, and the unaudited financial statements for the three and six month periods ended June 30, 2008.

FORWARD LOOKING INFORMATION
The MD&A is a review of our ﬁnancial condition and results of operations. Our ﬁnancial statements are prepared based upon Canadian Generally Accepted Accounting Principles (GAAP) and all amounts are in Canadian dollars unless speciﬁed otherwise. The following discussion also contains forward-looking statements and forward-looking information that involve numerous risks and uncertainties. Therefore, our actual results could differ materially from those discussed in the forward-looking statements and forward-looking information. Readers should be aware that the list of factors, risks and uncertainties set forth in this document under “Risk Factors” are not exhaustive. Readers should refer to OPTI's amended and restated 2007 Annual Information Form (AIF) available at www.sedar.com for a detailed discussion of these factors, risks and uncertainties. The forward-looking statements or information contained in this document are made as of the date hereof and OPTI undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless expressly required by applicable laws or regulatory policies.

Additional information relating to our Company, including our AIF, can be found at www.sedar.com.

FINANCIAL SUMMARY
In millions	Three months ended June 30, 2008		Six months ended June 30, 2008		Year ended December 31, 2007
Net loss	$8		$10		$9
Total oil sands expenditures (1)	168		429		961
Working capital (2)	116		116		271
Shareholders’ equity	$1,799		$1,799		$1,816
Common shares outstanding (basic)	195.8	(3)	195.8	(3)	195.4
Notes:
(1) Capital expenditures related to Phase 1 and future phase development. Capitalized interest, hedging gains/losses and non-cash additions or charges are excluded.
(2) Includes current portion of interest reserve account.
(3) Common shares outstanding at June 30, 2008 after giving effect to the exercise of common share options and common share warrants, would be approximately 209.2 million common shares.

OVERVIEW
We are a Calgary, Alberta-based company focused on developing the fourth and next major integrated oil sands project in Canada, the Long Lake Project, in a 50/50 joint venture with Nexen Inc. The first phase of the Project consists of 72,000 barrels per day (bbl/d) of steam assisted gravity drainage (SAGD) oil production integrated with an OPTI-operated upgrading facility, using OPTI’s proprietary OrCrude™ process and commercially available hydrocracking and gasification. Through gasification, this configuration substantially reduces the exposure to and the need to purchase natural gas. The Project is expected to produce 58,500 bbl/d of products, primarily 39° API Premium Sweet Crude (PSCTM) with low sulphur content, making it a highly desirable refinery feedstock. Due to its premium characteristics, we expect PSCTM to sell at a price similar to West Texas Intermediate (WTI) crude oil.

Project Status
Significant progress continues to be made on Phase 1 of the Long Lake Project, and we expect first production of PSC™ late in the third quarter of 2008.

We continue to inject steam into the reservoir and currently have 35 of 81 well pairs converted to SAGD operation. Production is meeting expectations with oil rates increasing and steam oil ratios (SOR) decreasing. The reservoir is performing well but we have been limited at surface by facility start-up issues that have restricted steam generation. Reliability of surface facilities has been impacted by third party power outages, the recalibration of burner tips on the once-through steam generators and downtime associated with the heat exchangers. These issues have been resolved.

In late June, there was a failure of the main third party transformer at Kinosis which required us to shutdown our SAGD facilities. As a result, bitumen production and steam circulation were temporarily suspended. Production volumes subsequently ramped back up to pre-shutdown levels but this has put us slightly behind our ramp-up schedule.

At this stage of the ramp-up process, with some of the well pairs turned over to SAGD operation and producing bitumen while others are still circulating steam, the overall SOR is currently ranging between 5.0 and 6.0. The well pairs that have been converted to SAGD operation are currently producing approximately 13,000 bbl/d or 6,500 bbl/d net to OPTI, at a combined SOR of about 3.0. Our long term expectation is that the overall SOR will be approximately 3.0.

We continue to expect to have sufficient bitumen feedstock to start-up the Upgrader later this summer. If the Upgrader is ready for operation in advance of SAGD ramping-up, we have the ability to source outside bitumen. We currently have access of up to 10,000 bbl/d of externally sourced bitumen. SAGD volumes are expected to continue ramping-up through the remainder of 2008 and reach the full design rate of 72,000 bbl/d in 2009.

Commissioning of the Upgrader is approximately 80 percent complete and we remain on track for start-up late in the third quarter. Highlights of the second quarter are as follows:

•       Pentane has been loaded into the OrCrude™ unit for the solvent deasphalting process. Synthetic crude was introduced in the first quarter and circulated to test equipment. The plant is now being readied for heat-up and introduction of bitumen.

•       Final commissioning activities are underway in the hydrocracker and this unit is essentially ready for start-up. Commissioning is also well advanced in the sulphur facilities including successful circulation of amine throughout the Upgrader and SAGD process units in preparation for start-up.

•       The roof of the oxygen storage tank that was damaged in the commissioning process in April has been replaced. Reinstallation of the connecting piping and insulation along with tank commissioning is expected to be completed early in the third quarter.

•       Gasifier control system testing is well advanced, utilizing process fluids to simulate operation. Once this is completed, the individual gasifier trains will be test fired on bitumen residue as the final full-system test prior to unit operation. We expect to begin test firing our gasifiers in August after completion of tank repairs.

The cost centres for Phase 1 construction are now closed. Remaining activities to complete the Project include Upgrader start-up, and construction of the steam expansion project and the ash processing unit (APU). Cost pressures are expected to continue to exist on the remaining projects until their completion, however, they are not considered material in the context of overall Project costs. Construction of the steam expansion project is ongoing with start-up expected by the end of the year. Completion of construction and start-up of the APU will occur after the Upgrader has started-up.

Advancing Future Phases
OPTI is well positioned for growth with sufficient current resources to support production volumes of 180,000 bbl/d net to OPTI. We continue to advance up-front engineering and planning for the Phase 2 SAGD and upgrader, with the potential to sanction the integrated project in late 2008. Phase 2 upgrader regulatory approval has already been received. Sanctioning will be dependent on multiple factors including Phase 1 ramp-up performance, regulatory approval for the SAGD portion of the Project, the capital cost estimate, and clarity on regulations pertaining to carbon dioxide (CO2) and royalties.

The Phase 2 upgrader will be located immediately adjacent to the Phase 1 Upgrader which will provide certain efficiencies and optimization opportunities. The configuration will contain the same main processing units, enabling us to benefit from lessons learned during the construction and operation of Phase 1, but with some adjustments to more readily provide the potential for future CO2 capture.

Greenhouse gas (GHG) emissions, particularly CO2 , continue to be a key issue facing oil sands developers. The March 2008 policy papers from the federal government provided some clarification on the initial 2007 policy framework regarding the requirements to reduce GHG emissions. The policy papers suggest that Phase 1 of Long Lake operations will be required to reduce its emissions by two percent annually from a baseline to be established after three years of operations, and by 2018 will need to meet a cleaner-fuel standard based on an assumed use of natural gas.

Future phases of development of the Company’s resources are expected to be required to meet targets set at levels of emissions at facilities that employ Carbon Capture and Storage (CCS) technology. The federal government is proposing a number of alternative means of meeting reduction targets, including the implementation of CCS technology, the option to make payments into a technology fund, and an emissions and offset trading system. OPTI is well positioned to meet these requirements as our proprietary OrCrudeTM technology with gasification facilitates the capture of CO2 with the addition of a shift reactor.

We remain committed to applying innovative and realistic approaches to meet the goals set by government. We see CCS as being an opportunity to reduce emissions from the oil sands, and are currently working with three complementary organizations to help address this issue. We are collaborating with the Alberta Energy Research Institute (AERI) to pursue opportunities for long-term CO2 capture. We are also members of two Canadian consortiums investigating CCS; the Integrated CO2 Network (ICO2N), studying transportation and sequestration of CO2 and the Alberta Saline Aquifer Project (ASAP), organized to identify deep saline water reservoirs for safe and reliable long-term storage. Recently, the Government of Alberta announced a commitment to invest in CCS development, in conjunction with industry, as part of its climate change action plan. We believe this announcement demonstrates that the provincial government is committed to carbon sequestration as one of the key ways to manage long term CO2 reduction commitments.

Corporate Update
OPTI also announces the appointment of two additional directors and changes in senior management.

Mr. Bruce Waterman has been appointed as director. Mr. Waterman is the Senior Vice President, Finance and Chief Financial Officer of Agrium Inc. He joined Agrium in 2000 and has more than 30 years experience as a financial executive. Prior to joining Agrium, Mr. Waterman was the Vice President and Chief Financial Officer of Talisman Energy Inc. Mr. Waterman holds a Bachelor of Commerce from Queen's University and is a Chartered Accountant.

Ms. Edythe (Dee) Marcoux has been appointed as director. Ms. Marcoux is a retired executive from the oil industry with extensive experience with several major oil and gas companies including Suncor Inc. She was a consultant to Ensyn Group Inc. a heavy oil upgrading technology company and is currently a director of Sherritt International Corporation and SNC-Lavalin. Ms. Marcoux holds an engineering degree, a Masters of Business Administration and an honourary Ph.D., all from Queen’s University.

James Stanford, Chairman of OPTI, noted: “We are very pleased to welcome Mr. Waterman and Ms. Marcoux to OPTI’s Board. They bring extensive oil sands and large project experience as well as broad business and financial expertise.”

Mr. Bill King has been appointed as Vice President of Major Projects. In this capacity Mr. King will have overall responsibility for development and execution of major projects through design, procurement and construction currently focused on Phase 2. He joined OPTI in mid 2004 and most recently held the role of Phase 2 Project Director. Previously he worked with ConocoPhillips and Gulf Canada and has extensive experience on international onshore and offshore construction projects. Mr. King holds a B.Sc. in Chemical Engineering from the University of Alberta.

Mr. David Schleen has been appointed Director, Project Development, responsible for managing the development of future phases through conceptual development and initial planning. He joined OPTI in mid 2002 and most recently was Vice President of Major Projects and prior to that Project Director for Phase 1.

Mr. Jamey Fitzgibbon, OPTI’s Vice President, Resource Development has resigned to pursue a new opportunity.

CAPITAL EXPENDITURES
Our financial condition to date has been affected primarily by capital expenditures in connection with the construction and commissioning of the Project, related financings and the development of future phases. The table below identifies expenditures incurred by us in the referenced periods for the Project, other oil sands activities and other capital expenditures.

In millions	Three months ended June 30, 2008	Six months ended June 30, 2008	Year ended Dec. 31, 2007
Long Lake Project - Phase 1
Upgrader	$72	$178	$529
SAGD	40	99	282
Sustaining capital and capitalized operations	21	61	54
Total Long Lake Project	133	338	865
Other oil sands activities	35	91	96
Total oil sands expenditures	168	429	961
Capitalized interest	42	79	130
Other capital expenditures	17	10	17
Total cash expenditures	227	518	1,108
Non-cash capital charges	22	39	(212)
Total capital expenditures	$249	$557	$896

During the three months ended June 30, 2008 we incurred capital expenditures of $249 million. Phase 1 expenditures of $133 million were primarily related to the commissioning of the Upgrader and ongoing construction of the steam expansion project. Sustaining capital related primarily to resource delineation for future Phase 1 well pads. We plan to capitalize net operations for SAGD until the commencement of commercial operations of the Upgrader. During the second quarter, our share of the net SAGD operations was a net cost of $2 million. The SAGD operating results during the quarter were comprised of Premium Synthetic Heavy (PSH) sales of $78 million, power sales of $7 million, operating costs of $34 million, diluent consumed of $48 million and transportation costs of $1 million. In addition to these net operating costs, we purchased $10 million of diluent that remains in project inventory.

The expenditures of $35 million for other oil sands activities during the period related to engineering costs and our winter drilling program for future phases. The other capital expenditures of $17 million includes a $4 million realized loss related to our US$200 million foreign exchange forward contract and $13 million for inventories of materials and spare equipment. The $22 million of non-cash capital charges related primarily to an unrealized hedging loss of $33 million related to the cross currency interest rate swap, offset by a net $11 million capitalized foreign exchange gain with respect to the re-measurement of our U.S. dollar denominated long-term debt and cash.

RESULTS OF OPERATIONS
Three months and six months ended June 30, 2008

In millions	Three months ended June 30, 2008	Three months ended June 30, 2007	Six months ended June 30, 2008	Six months ended June 30, 2007
Interest income	$1.4	$2.5	$3.4	$7.6
General and administrative	4.1	3.4	8.3	6.5
Financing charges	0.9	0.8	0.9	0.8
Loss on commodity contracts	6.2	0.9	5.3	1.7
Amortization and accretion	1.0	0.4	1.9	0.8

* Interest Income
For the three months ended June 30, 2008 interest income decreased to $1.4 million from $2.5 million in the corresponding period in 2007.  For the six months ended June 30, 2008 interest income decreased to $3.4 million from $7.6 million in the corresponding period in 2007.  For the three months and the six months ended June 30, 2008 the decrease was due to a decrease in average cash and cash equivalent balances as well as lower interest rates on investments.

* General and Administrative (G&A) Expenses
For the three months ended June 30, 2008 G&A expenses increased to $4.1 million from $3.4 million in the corresponding period in 2007. For the six months ended June 30, 2008 G&A expenses increased to $8.3 million from $6.5 million in the corresponding period in 2007. The increase for the three and six month period is due to higher levels of corporate staffing, and in the first quarter, to one-time incremental costs associated with registration of our senior secured notes.

* Financing Charges
For the three and six months ended June 30, 2008 financing charges were $0.9 million. Financing charges relate to the issuance of new debt facilities.

* Loss on Commodity Contracts
For the three months ended June 30, 2008 we had a loss of $6.2 million compared to a loss of $0.9 million in the corresponding period in 2007. For the six months ended June 30, 2008 we had a loss of $5.3 million compared to a loss of $1.7 million in the corresponding period in 2007. The loss in 2008 was due to a reduction in the fair value estimate of our commodity contracts resulting from an increase in the forward price of WTI at June 30, 2008 compared to the time of execution. During the quarter, spot prices for WTI increased from approximately $100 per barrel at the beginning of the quarter to approximately $140 per barrel at the end of the quarter. Virtually all of the loss was unrealized.

* Amortization and Accretion Expenses
For the three months ended June 30, 2008 amortization and accretion expenses were $1.0 million compared to $0.4 million in 2007. For the six months ended June 30, 2008 amortization and accretion expenses were $1.9 million compared with $0.8 million in the same period in 2007. For the three months and six months ended June 30, 2008 the expense was primarily related to the amortization of corporate assets.

* Cross Currency Swaps
OPTI is exposed to foreign exchange rate risk on our U.S. dollar denominated debt. To partially mitigate this exposure, we have entered into US$875 million of cross currency interest rate swaps to manage our exposure to repayment and interest payments risk on our U.S. dollar denominated long-term debt. The fair value adjustment has been capitalized to property plant and equipment as the underlying debt instrument is used to fund development of our major projects. The value of the swaps decreased during the period primarily due to a decline in the U.S. interest rates relative to those in Canada. As a result, OPTI has capitalized a loss in relation to the swaps of $34 million during the three months ended June 30, 2008. The current value of the cross currency swaps is a loss of $50 million.

SUMMARY FINANCIAL INFORMATION

In millions except per share amounts	2008		2007				2006
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Interest income	$1	$2	$3	$3	$2	$5	$4	$3
Net earnings (loss)	(8)	(2)	6	(13)	(2)	-	(11)	(1)
Earnings (loss) per share, basic and diluted	$(0.04)	$(0.01)	$0.03	$(0.07)	$(0.01)	$-	$0.06)	$-

Quarterly variations in interest income are primarily the result of the amount of cash and cash equivalents available for investments during the applicable period. The amount of cash and cash equivalents is influenced by the size and nature of financing activities and the level of investing activities during the period. Earnings have been influenced by fluctuating interest income, increasing levels of G&A expenses and fluctuating future tax expense. In the fourth quarter of 2006, we recorded a $15 million increase in the amortization expense related to deferred financing charges, which increased our loss during the period. In the third quarter of 2007, we expensed financing charges of $11 million, which increased our loss during the period. During the fourth quarter of 2007, we had a $9 million recovery of future taxes primarily as a result of a reduction in the applicable federal tax rate that increased our earnings. During the second quarter of 2008 we had a loss of $8 million, primarily due to an unrealized loss of $6 million on our commodity contracts.

SHARE CAPITAL
At June 30, 2008 OPTI had 195,843,126 common shares, 7,400,616 common share options, and 5,991,000 common shares issuable pursuant to warrants outstanding. The common share options have a weighted average exercise price of $13.32 per share and the warrants have an exercise price of $14.75 per share.

At June 30, 2008, including instruments where the option to exercise resides with the holder, OPTI’s fully diluted shares outstanding were 209,234,742. This fully diluted number includes common shares outstanding, shares issuable pursuant to common share options and common share warrants, but does not include shares issuable pursuant to call obligations. Effective June 30, 2008 the call obligations expired and no shares were issued pursuant to this arrangement.

LIQUIDITY AND CAPITAL RESOURCES
Liquidity
Commercial operations of the Upgrader are planned to commence late in the third quarter of 2008. During the second quarter of 2008 we funded our capital expenditures from existing working capital and borrowings under our existing credit facility. This will continue until Upgrader start-up. After Upgrader start-up, operating cash flow is expected to fund a portion of our capital expenditures.

For the three months ended June 30, 2008 cash used by operating activities was $3 million, cash provided by financing activities was $288 million and cash used in investing activities was $221 million. This resulted in an increase in cash and cash equivalents during the period of $63 million. Our long-term debt consists of US$1,750 million of senior secured notes, a $500 million revolving credit facility and a $150 million revolving credit facility. At June 30, 2008, $362 million had been drawn on the $500 million revolving credit facility.

Capital Resources
At June 30, 2008 our capital resources included total working capital of $116 million and the available portion of our revolving credit facilities. Working capital is comprised of cash and short-term investments of $205 million, the interest reserve account of $72 million and accounts payable and accrued liabilities (net of accounts receivable) of $162 million. We expect the interest reserve account, which can only be used to pay interest on the senior secured notes, to be sufficient for interest payments in respect of the notes until December 15, 2008. A new first lien revolving debt facility was established during the second quarter in the amount of $150 million. There are no amounts owing on the new facility. Other than maturity date and amount, terms and conditions are the same as the existing $500 million revolving credit facility. At June 30, 2008, $362 million was owing on the $500 million revolving credit facility.

The cost centres for Phase 1 construction are now closed. Cost pressure exists on the three remaining projects, but it is not expected to be material to the overall project cost. We have incurred approximately $6 billion ($3 billion net to OPTI) in cumulative expenditures to June 30, 2008 in relation to this estimate. Our share of costs for the remaining three projects after consideration of cost pressure is expected to be in the range of $50 to $100 million.

The Company is currently fully funded to the planned start-up of the Upgrader in the third quarter. Funding needs during start-up are primarily related to commissioning and start-up costs, and payment of accounts payables and accrued liabilities related to the completion of  Phase 1 construction.

We have common share warrants outstanding that entitle the holders to purchase a total of 5,991,000 common shares at a price of $14.75 each. The warrants expire in November 2008. Should all holders of these outstanding warrants choose to fully exercise their options, it would result in gross proceeds to us of approximately $88 million.

Effective June 30, 2008 our $202 million of call obligations at an exercise price of $2.20 per share expired without being exercised. The call obligations consisted of unconditional and irrevocable call options whereby we, at our option, could require a subscription for either a convertible preferred share or a common share for the face amount of the call obligation.

Upon the commencement of commercial operations of the Upgrader we expect to generate positive operating cash flows which will play an integral part in the financing of the expenditures associated with our multi-stage expansion plans. Total cash flow from the Project in the third quarter of 2008 will be impacted by many factors including, but not limited to, the final cost of the Project, timing of commencement of operations, the rate of ramp-up of the SAGD operation and Upgrader during the start-up phase, as well as oil and natural gas prices.

We continue to advance up-front engineering and planning for Phase 2. Both Phase 2 and future phase development are expected to require additional debt and or equity over and above operating cash flows.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS
Commitments for contracts and purchase orders related to project development are $37 million.

During the three months ended June 30, 2008 our long-term debt increased by $282 million due to borrowings under our $500 million revolving credit facility.

NETBACKS
We provide a financial outlook in our amended and restated 2007 AIF which is an estimate of the netback for our project. The netback calculation includes our estimates of revenue, royalties, and G&A expenses, as well as operating costs per barrel of product sold, when the Project is at full production capacity.

This financial outlook is intended to provide investors with a measure of the ability of our Project to generate netbacks assuming full production capacity. The financial outlook may not be suitable for other purposes. The netbacks generated by our Project are expected to be lower than shown in this outlook in the years immediately following start-up due to production ramp-up and an initially higher SOR.

Recently, we updated this financial outlook to reflect the current higher commodity price environment. The actual netbacks achieved by the Project could differ materially from these estimates. The material risk factors that we have identified toward achieving these netbacks are as outlined in the Forward Looking Information section of this document and in our amended and restated 2007 AIF.

The new Phase 1 Future Project Netback calculation is as follows after reflecting the commodity price changes below:

Estimated Phase 1 Future Project Netbacks(1)

In millions	New (2) Post-payout	New (3) Pre-payout	Previous (4) Pre-payout
	$/bbl	$/bbl	$/bbl
Revenue	$91.72	$91.72	$72.26
Royalties and G&A	(10.08)	(4.36)	(2.49)
Operating costs(5)
Natural gas(6)	(5.89)	(5.89)	(4.67)
Other variable(7)	(2.78)	(2.78)	(2.78)
Fixed	(10.64)	(10.64)	(10.62)
Netback	$62.33	$68.05	$51.70

Notes:
(1)
The per barrel amounts are based on the expected yield for the Project of 57,700 bbl/d of PSC™ and 800 bbl/d of butane, and assume that the Upgrader will have an on-stream factor of 96 percent. All figures are gross to the Project in which OPTI has a 50 percent working interest. See “Forward Looking Information.”

(2)   Current (post-payout):

Revenue based on WTI of US$90.00/bbl, foreign exchange of $1.00=US$0.97, natural gas price (NYMEX) of US$12.86, and an electricity sales price of $159.47 per megawatt hour. Includes sale of PSCtm, bitumen, butane and electricity.

Royalties are calculated on a post-payout basis and are based on a light/heavy differential of US$27.00/bbl. We anticipate payout for royalty purposes to occur in 2018 based on the assumptions noted. For more information, see “General Development of the Business - Royalties.”

(3)	Current (pre-payout):
Assumptions are identical to current (post-payout), except royalties are calculated on a pre-payout basis.
(4)	Previous (pre-payout):

Revenue based on WTI of US$65.00/bbl, foreign exchange of $1.00=US$0.88, natural gas price (NYMEX) of US$9.29, and an electricity sales price of $126.29 per megawatt hour. Includes sale of PSCtm, bitumen, butane and electricity.

Royalties are calculated on a pre-payout basis and are based on a light/heavy differential of US$20.89/bbl. We anticipate payout for royalty purposes to occur in 2026 based on the assumptions noted. For more information, see “General Development of the Business - Royalties.” Based on the royalty structure as announced by the Government of Alberta on October 25, 2007, we estimate royalties and corporate G&A after payout to be $5.59/bbl.

(5)	Costs are unescalated and are based on 2008 Canadian dollars.
(6)	Based on our long term estimate for a SOR of 3.0.
(7)
Includes approximately $1.00/bbl for greenhouse gas mitigation costs based on an average approximate 20 percent reduction of CO2 emissions at a cost of $20 per tonne of CO2.  “General Development of the Business - Regulatory Approvals and Environmental Considerations - Greenhouse Gases and Industrial Air Pollutants.”

CRITICAL ACCOUNTING ESTIMATES
There are no changes to our critical accounting estimates in the six months ended June 30, 2008.

ACCOUNTING POLICIES
On January 1, 2008 we adopted the following Canadian Institute of Chartered Accountants (CICA) standards: Section 1535 “Capital Disclosures”, Section 3862 “Financial Instruments - Disclosures”, and Section 3863 “Financial Instruments - Presentation.”

Section 1535 requires the disclosure of OPTI’s objectives, policies and processes for managing capital. This includes qualitative information regarding OPTI’s objectives, policies and processes for managing capital and quantitative data about what OPTI manages as capital. These disclosures are based on information that is used internally by our management.

Sections 3862 and 3863 replace Section 3861 “Financial Instruments - Disclosure and Presentation”, which revises financial instruments disclosure requirements and leaves unchanged the presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how OPTI manages those risks.

There is no impact on our financial position or results of operations as a result of the adoption of these sections.

NEW ACCOUNTING PRONOUNCEMENTS
The CICA issued a new accounting standard Section 3064 “Goodwill and Intangible Assets” which is effective for OPTI in the first quarter of 2009. This standard replaces Section 3062 “Goodwill and Other Intangible Assets” and Section 3450 “Research and Development Costs.” The new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets are equivalent to the corresponding provisions of International Financial Reporting Standard (IFRS) IAS 38, “Intangible Assets.” Emerging Issues Committee (EIC) 27 “Revenues and Expenditures During the Pre-Operating Period” is no longer applicable for OPTI once we have adopted CICA 3064. Accounting Guidelines (AcG) 11 “Enterprises in the Development Stage” is amended to delete references to deferred costs and to provide guidance on development costs as intangible assets under Section 3064.

In accordance with GAAP and OPTI’s accounting policies, OPTI has capitalized gains and losses related to the translation of OPTI’s U.S. dollar debt as well as unrealized gains and losses related to financial derivatives. As a result of these proposed changes to GAAP, OPTI expects that these capitalized gains and losses will no longer meet the criteria for capitalization. As such, OPTI anticipates expensing these items with retroactive effect on January 1, 2009 with a corresponding adjustment to opening deficit. The magnitude of this adjustment will depend primarily on the value of the contracts at December 31, 2008 whose value reflects the then current and future value of foreign exchange rates and interest rates.

On February 13, 2008 the CICA Accounting Standards Board announced that Canadian public reporting issuers will be required to report under IFRS in 2011. Certain MD&A disclosures are required beginning for the fourth quarter of 2008. We are currently evaluating the impact of IFRS.

FINANCIAL INSTRUMENTS
The Company considers its risks in relation to financial instruments in the following categories:

Credit Risk
Credit risk is the risk that counterparty to a financial instrument will not discharge its obligations, resulting in a financial loss to the Company. The Company has policies and procedures in place that govern the credit risk it will assume. We evaluate credit risks on an ongoing basis including an evaluation of counterparty credit rating and counterparty concentrations measured by amount and percentage. Our objective is to have no credit losses.

The primary sources of credit risk for the Company arise from the following financial assets: (1) cash and cash equivalents (including interest reserve accounts); (2) accounts receivable; and (3) derivatives contracts. The Company has not had any credit losses in the past and the risk of financial loss is considered to be low. As at June 30, 2008 the Company has no financial assets that are past due or impaired due to credit risk related defaults.

Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet obligations associated with financial liabilities. Our financial liabilities are comprised of accounts payable and accrued liabilities, long-term debt and obligations under capital leases. The Company frequently assesses its liquidity position and obligations under its financial liabilities by preparing regular financial forecasts. We mitigate liquidity risk by maintaining a sufficient cash balance as well as maintaining sufficient current and projected liquidity to meet expected future payments. Our financial liabilities arose primarily from the development of the Project. As at June 30, 2008 the Company has met all of the obligations associated with its financial liabilities.

Market Risk
Market risk is the risk that the fair value (for assets or liabilities considered to be held for trading and available for sale) or future cash flows (for assets or liabilities considered to be held-to-maturity, other financial liabilities, and loans and receivables) of a financial instrument will fluctuate because of changes in market prices. We evaluate market risk on an ongoing basis. We assess the impact of variability in identified market risks on our medium-term cash requirements. We have executed mitigation programs to reduce undesirable market risk from foreign exchange, interest rates and commodity price changes.

The following sections describe these risks in relation to the Company’s key financial instruments.

* Cash and Cash Equivalents (including Interest Reserve Accounts)
The Company has cash deposits with Canadian banks and has money market investments. Counterparty selection is governed by the Company’s Treasury Policy which limits concentration of investments and requires that all instruments be rated as investment grade by at least one rating agency. As at June 30, 2008 the amount in cash and cash equivalents was $205 million and the maximum exposure to a single counterparty is $72 million in relation to U.S. treasury bills.

At June 30, 2008 the remaining terms on investments made by the Company are less than 90 days with interest fixed over the period of investment. Maturity dates for investments are established to ensure cash availability for project development and interest payments. Investments are held to maturity and the maturity value does not deviate with changes in interest rates.

* Accounts Receivable
Our accounts receivable includes amounts due from Nexen Inc. related to project development and Nexen Marketing related to marketing activities, interest earned but not received on money market investments, and amounts due from the Canada Revenue Agency in relation to GST refunds. The Company’s credit risk in regards to accounts receivable therefore relates primarily to the risk of default by Nexen Inc., which has an investment-grade corporate rating from Moody’s Investor Service, and by financial institutions with an investment grade rating. Therefore, the risk of credit loss is considered low. The Company’s receivables from Nexen Inc. have a 30 day term and do not bear interest during this period.

* Accounts Payable and Accrued Liabilities
Accounts payable and accrued liabilities are comprised primarily of amounts due in respect of development of the Project and certain other corporate expenses. Payment terms on these amounts are typically 30 to 60 days from receipt of invoice and generally do not bear interest. The Company has met its obligations in respect of these liabilities. As at June 30, 2008 accounts payable and accrued liabilities were $177 million.

 * Long-term Debt and Obligations under Capital Lease
The terms of the Company’s long-term debt and obligations under capital lease are described in the notes to our unaudited interim financial statements as at and for the period ended June 30, 2008. The Company has met its obligations in respect of these liabilities. The Company accounts for its borrowings under all of its long-term debt and obligations under capital lease on an amortized cost basis. As at June 30, 2008 long-term debt was $2,146 million and obligations under capital leases were $30 million.

The revolving credit facilities are variable interest rate facilities with borrowing rates and duration established at the time of each initial borrowing or roll over. Our current borrowings have an initial 90 day term and therefore fluctuations in the value of such borrowing are not material. The Company is exposed to interest rate changes if and when it rolls over each borrowing. The extent of the exposure to interest rate risk depends on the amount outstanding under the facility. As at June 30, 2008 there was $362 million drawn under the $500 million revolving credit facility.

Our senior secured notes are comprised of US$1,750 million of debt which has fixed U.S. dollar interest payments. Changes in the exchange rate between Canadian dollars and U.S. dollars impacts the carrying value of the senior secured notes. A US$0.01 change in the exchange rate will impact the carrying value of the senior secured notes by approximately US$17.5 million. The exposure to exchange rate fluctuations has been partially mitigated by the cross currency interest rates swaps and forward contracts described under Derivative Contracts.

* Derivatives Contracts
The Company periodically uses derivative contracts to hedge certain of the Company’s projected operational or financial risks. In the past, such instruments have involved the use of interest rate swaps, cross currency interest swaps, currency forward contracts and crude oil put options. Derivative contracts outstanding at June 30, 2008 are described in the notes to our unaudited interim financial statements as at and for the three months and six months ended June 30, 2008. These instruments are designated as held-for-trading and are marked to market at each financial statement date.

We have US$875 million of cross currency swaps and US$200 million of forward currency forwards to manage a portion of the exposure to the foreign exchange variations on the Company’s long-term debt and associated interest payments. Changes in the exchange rate between Canadian and U.S. dollars changes the value of these instruments. The difference between Canadian and U.S. interest rates will change the market value of the cross currency swaps. The value of these financial instruments as at June 30, 2008 was a liability of $50 million.

We have established commodity hedging contracts to mitigate the Company’s exposure of future operations to decreases in the price of its synthetic crude oil. The Company has chosen to use put options to mitigate a portion of the exposure. As at June 30, 2008 the Company had put options covering 1 million barrels of remaining 2008 production at US$50 per barrel and had deferred premium put options covering 2.2 million barrels of 2009 production at US$80 per barrel. The value of these financial instruments as at June 30, 2008 was an asset of $4 million.

RISK FACTORS
Our risk factors are consistent with our MD&A dated April 28, 2008 our 2007 annual amended and restated MD&A dated January 22, 2008 and our amended and restated 2007 AIF.